October 31, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. James A. Allegretto, Sr. Asst. Chief Accountant Mail Stop 3561

Re:	Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) Form 20-F for Fiscal Year Ended December 31, 2005 Filed June 30, 2006 File No. 333-13302

Dear Mr. Allegretto:

Set forth below are the responses of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (“Delhaize Group” or the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by mail dated September 21, 2006, regarding Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) filed on June 30, 2006. The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the staff’s September 21st letter. For your convenience, each response is preceded by the staff’s comment to which the response relates.

Form 20-F for Fiscal Year Ended December 31, 2005

1.	Comment: Our records show your File Number is 333-13302, rather than file number 1-15180 that appears on the cover page of the report. Please revise in future filings.

Response: We note that, although file number 1-15180 appears on the Form 20-F cover page, the Form 20-F is filed under the proper file number in the EDGAR database (file number 333-13302). We will use file number 333-13302 on the cover pages of future filings.

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)    • Square Marie Curie 40    • 1070 Brussels, Belgium

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

Item 5. Operating and Financial Review and Prospects, page 22

2.	Comment: In future filings please disclose how you calculate the change in comparable store sales from period to period, including how you treat stores that were closed, renovated, or relocated during the period.

Response: In future filings we will disclose how we calculate the change in comparable store sales from period to period, including how we treat stores that were closed, renovated, or relocated during the period.

Critical Accounting Policies, page 25

3.	Comment: In future filings please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. See SEC Release No. 33-8350.

Response: In future filings we will quantify and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented. We will also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on our financial position or operating results. In addition, we will include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

Item 16C. Principal Accountant Fees and Services, page 72

4.	Comment: Please tell us the nature of the services performed by Deloitte Consulting. Please also tell us why the performance of the non-audit services is not inconsistent with general standard of auditor independence. Please refer to Rule 2-01 of Regulation S-X.

Response: Pursuant to the Delhaize Group Audit Committee Pre-Approval Policy established by Delhaize Group’s Audit Committee, the Audit Committee pre-approves all audit and permissible non-audit services to be provided by Delhaize Group’s independent registered public accounting firm, Deloitte Reviseurs d’Entreprises SC sfd SCRL and its affiliates, which includes Deloitte Consulting LLP.

During the year 2005, after pre-approval by Delhaize Group’s Audit Committee, Food Lion LLC (“Food Lion”), a subsidiary of Delhaize Group, engaged Deloitte Consulting to perform Enterprise Cost Reduction (“ECR”) services. The purpose of these services was to assist Food Lion’s management in identifying and evaluating cost reduction opportunities at Food Lion.

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

Under the engagement agreement between Food Lion and Deloitte Consulting it was the responsibility of Food Lion’s management to, among other things: (1) monitor ongoing services, (2) evaluate the adequacy and results of the services performed, (3) accept responsibility for the results of the services, and (4) make all management decisions and perform all management functions with respect to ECR. Deloitte Consulting was not engaged to perform, nor did it perform, any management functions. The services provided by Deloitte Consulting under the engagement did not put Delhaize Group’s registered public accounting firm in the position of auditing its own work. Also, Deloitte Consulting was not engaged to serve in, nor did it serve in, an advocacy role for Delhaize Group. Moreover, this engagement neither entailed the design nor the implementation of financial reporting systems. Finally, the ECR services provided were structured under a traditional compensation method (fixed fee arrangement).

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5.	Comment: Please tell us the city and country where the report was issued by Deloitte Reviseurs D’Entreprises SC sfd SCRL. In future filings please ensure report indicates the city and country where issued. Refer to Rule 2-02(a) of Regulation S-X. Please similarly revise the consent filed as Exhibit 15.1 in future filings.

Response: The report issued by Deloitte Reviseurs d’Entreprises SC s.f.d. SCRL was issued by the Diegem, Belgium office of that independent registered public accounting firm. In future filings that include auditors’ reports or consents, we will ensure that such reports and consents include the city and country of issuance.

6.	Comment: As the report is signed by Deloitte Reviseurs D’Entreprises SC sfd SCRL we would expect the firm to be registered with the PCAOB. However, it does not appear that the firm is a registered accounting firm. Please advise. If the firm that signed the report is registered with the PCAOB under a different name, please fully explain the circumstances to us.

Response: Deloitte Reviseurs d’Entreprises SC s.f.d. SCRL, our independent registered public accounting firm, is currently registered with the PCAOB under the name “BV o.v.v.e. CVBA Deloitte & Touche Bedrijfsrevisoren.” This was the Dutch version of its full, bilingual Dutch/French legal name at the time of the registration.

The PCAOB registration form, Item 1.1.1, requires the applicant’s legal name, but did not contain sufficient field space for the then bilingual legal name which was “BV o.v.v.e. CVBA Deloitte & Touche Bedrijfsrevisoren/ Reviseurs d’Entreprises SC s.f.d. SCRL.” The form provided space for only the first (Dutch) version of the name. The French version of this name is “Deloitte & Touche Reviseurs d’Entreprises SC s.f.d. SCRL.”

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

This French name was used in our first filing with the Commission containing an independent auditors’ report (our 2001 Form F-4 registration statement) and in all of our subsequent filings with the Commission referencing our independent auditors up until May 31, 2005. The response to Item 1.4.1 on the PCAOB registration form was given in bilingual form as there was sufficient space.

Deloitte wrote to the PCAOB on September 29, 2005, informing the PCAOB of a change in its bilingual Dutch/French legal name, which took effect as of June 1, 2005 (copy attached as Annex A hereto) from “BV o.v.v.e. CVBA Deloitte & Touche Bedrijfsrevisoren / Reviseurs d’Entreprises SC s.f.d. SCRL” to “BV o.v.v.e. CVBA Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises SC s.f.d. SCRL.”

It has always been the custom and practice of Deloitte to sign the French and English text of its audit report on our financial statements using the French version of its legal name (“Deloitte Reviseurs d’Entreprises SC s.f.d. SCRL,” formerly “Deloitte & Touche Reviseurs d’Entreprises SC s.f.d. SCRL”) and to sign the Dutch version of its report using the Dutch version of its legal name (“BV o.v.v.e. CVBA Deloitte Bedrijfsrevisoren,” formerly “BV o.v.v.e. CVBA Deloitte & Touche Bedrijfsrevisoren”). Both the French and Dutch versions of its legal name are specified in its charter.

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

7.	Comment: Please tell us whether you honor sales incentives offered by your vendors directly to your customers. If honored, please tell us your accounting policy for classifying amounts reimbursed from your vendors under both IFRS and US GAAP. In this regard, you disclose that sales are recorded at the amount received from the customer. For US GAAP purposes please refer to EITF 03-10.

Response: In our Revenue Recognition accounting policy on Page F-13, we state that:

Discounts and incentives, including discounts from regular retail prices for specific items and “buy one, get one free” incentives, are offered to customers through loyalty card programs. Sales are recorded at the amount received from the customer, net of sales tax and value added tax. Funding from suppliers for these discounts, if available, is recognized as a reduction of cost of sales at the time the related products are sold.

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

The statement that “sales are recorded at the amount received from the customer, net of sales tax and value added tax” specifically refers to discounts offered to our customers through our loyalty card programs. Discounts from manufacturer coupons that meet the criteria described in paragraph 5 of EITF 03-10 are recorded as revenue and as a receivable from the vendors’ authorized clearinghouse. Revenue recognition criteria under IFRS are more general and there are no prescribed guidelines on this topic specific to the retail industry. Since US GAAP has specific guidance and the guidance is consistent with IFRS principles regarding revenue recognition, Delhaize Group has adopted an approach consistent with US GAAP.

Supplier Allowances, page F-13

8.	Comment: In future filings please disclose the amount of supplier allowances recorded as a reduction of selling, general and administrative expenses for each period presented.

Response: In future filings we will disclose the amount of supplier allowances recorded as a reduction of selling, general and administrative expenses for each period presented.

Note 4. Business Acquisitions, page F-15

9.	Comment: In future filings please disclose a description of the factors that contributed to a cost that results in recognition of goodwill. Refer to paragraph 67(h) of IFRS 3.

Response: In future filings we will disclose a description of the factors that contributed to a cost that results in recognition of goodwill.

Note 46. Reconciliation of IFRS to US GAAP and Presentation of Condensed Consolidated Information Prepared in Accordance with US GAAP, page F-62

b. Goodwill – Impairment, page F-63

10.	Comment: Please tell us whether your groups of cash generating units under IFRS differ from reporting units determined under US GAAP. If so, please tell us the differences. If Kash n’ Karry is not a reporting unit under US GAAP, please tell us why. In addition, please tell us in detail why you have not recognized any goodwill impairment of Kash n’ Karry under US GAAP.

Response: We confirm that the groups of cash generating units under IFRS differ from reporting units determined under US GAAP for the purpose of testing goodwill impairment.

Under US GAAP, Kash n’ Karry does not represent a reporting unit. Kash n’ Karry is part of the “United States” reporting unit.

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

The “United States” reporting unit is comprised of four components: Food Lion, Hannaford, Kash n’ Karry and Harveys. Under US GAAP, these four components are aggregated and deemed a single reporting unit for purposes of goodwill impairment testing because of the similarities in their economic characteristics, the manner in which they operate and the nature of their operations. The following elements were considered for aggregating the four components into one single reporting unit:

-	The nature of the products and services are similar – Food Lion, Hannaford, Kash n’ Karry and Harvey’s (the “Banners”) are all retail grocery chains that provide similar grocery products to individual consumers in the United States.

-	The method used to distribute the products and services are similar – In each of the Banners, the consumer purchases the products from the retail location and is responsible for transporting the products purchased to the desired location.

-	The type or class of customer for the products and services are similar – The customers for all of the Banners are generally individuals buying products for their own use.

-	The nature of the regulatory environments is similar – Each of the Banners is governed by regulations at the national, state and local levels within the United States. While there are some minor differences in state and local regulations, the primary intent of these regulations is substantially the same – protection of the individual consumer.

-	The manner in which the Banners operate their businesses and the nature of these operations are similar – They purchase products from a combination of national, regional and local distributors and re-sell the products to individual consumers.

-	The manner in which finance activities are managed – Finance activities are managed at the consolidated U.S. entity level. Substantially all debt, other than that specific to Banner real estate or equipment projects, is maintained at the consolidated U.S. entity level. No interest allocations are made by Banner.

-	A tax policy is maintained at the level of the consolidated U.S. entity, and there is transfer pricing in place among the components and the holding company as specified in transfer pricing agreements.

In accordance with US GAAP, impairment testing has been performed in the fourth quarter of each year since the adoption on January 1, 2002, of Statement of Financial Accounting Standard No., 142, “Goodwill and Other Intangible Assets”

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

(“SFAS 142”). In accordance with SFAS 142, the impairment test was performed at the level of the reporting unit, by first comparing the fair value of the United States reporting unit to its carrying amount. Because fair value of the United States reporting unit exceeded its carrying amount, no further analysis under SFAS 142 was required to be performed. Since the adoption of SFAS 142, no impairment of goodwill was required to be recorded for the United States reporting unit.

Under IFRS, Kash n’ Karry represents a group of cash generating units for purposes of goodwill impairment testing. IFRS, per IAS 36 “Impairment of Assets”, does not provide for aggregating of groups of cash generating units and Kash n’ Karry was tested separately, as an operating unit, by comparing its recoverable amount with its carrying value. At the date of transition to IFRS, on January 1, 2003, the initial impairment test of goodwill resulted in an impairment loss of Kash n’ Karry’s goodwill.

f. Share-Based Payments, page F-64

11.	Comment: It does not appear that the difference in share-based compensation expense under IFRS and US GAAP gives rise to differences in stockholders’ equity for each of the years presented. Please advise. If applicable, please explain to us why the difference in share-based compensation expense under IFRS and US GAAP does not give rise to differences in stockholders’ equity.

Response: We confirm that the difference in share-based compensation expense under IFRS and US GAAP does not give rise to differences in stockholders’ equity for each of the years presented, with the exception of the tax accounting effect which is included in adjustment m in the reconciliation to US GAAP on page F-66. The adjusting entry to record the difference in share-based compensation expense between IFRS and US GAAP is a credit to net income and a debit to share premium, which are both components of shareholders’ equity, and, therefore, do not create a difference in shareholders’ equity.

Reconciliation to US GAAP, page F-66

12.	Comment: We note your heading “Approximate reconciliation to US GAAP of net income and shareholders’ equity would be as follows:” In future filings please revise to avoid characterizations that imply the materiality standard for your US GAAP reconciliation is looser than would apply if you were presenting US GAAP directly.

Response: In future filings we will revise our wording and delete the word “approximate” to avoid characterizations that imply the materiality standard for our US GAAP reconciliation is looser than would apply if we were presenting US GAAP directly.

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

13.	Comment: Please tell us what the “goodwill - transition to IFRS adjustment” in the reconciliation of net income to US GAAP represents.

Response: The adjustment “goodwill – transition to IFRS adjustment” in the reconciliation of net income to US GAAP represents the adjustment of depreciation and amortization expenses and impairment charges on tangible and intangible assets related to the purchase accounting adjustments described in note a-3 on page F-63, which resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets under US GAAP.

Under IFRS, we elected not to apply IFRS 3 retrospectively and did not restate business combinations that occurred before January 1, 2003. Previously, under Belgian GAAP, purchase accounting adjustments were not permitted in financial statements subsequent to the year of acquisition. Under US GAAP, purchase accounting adjustments are allowed for up to one year following an acquisition. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002, which resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets.

Presentation of Additional Financial Information in Accordance with US GAAP, page F-71

14.	Comment: In future filings please disclose the tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets, the totals of all deferred tax liabilities, deferred tax assets and the valuation allowance recognized for deferred tax assets and the net change in the valuation allowance for each period presented and the amounts of current and non current deferred tax assets and liabilities. Please refer to SFAS 109.

Response: In future filings we will disclose the tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets, the totals of all deferred tax liabilities, deferred tax assets and the valuation allowance recognized for deferred tax assets and the net change in the valuation allowance for each period presented and the amounts of current and non current deferred tax assets and liabilities.

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

15.	Comment: We note that inventory write-downs are reversed when the reason for a write- down of inventories ceases to exist. Please tell us if your policy results in increases in the cost of inventory previously written down and the specific reasons why write-downs are reversed. Please refer to paragraph 5 of Statement 3 of Chapter 4 of ARB 43. If you have reversed write-downs that resulted in increases in the cost of inventory, please tell us the amounts of the increases for each year presented.

Response: We confirm that our accounting policy under IFRS is to reverse inventory write-downs when the reason for a write-down of inventory ceases to exist, in accordance with IAS 2 “Inventories,” paragraph 33. We confirm that our policy could result in increases in the cost of inventory previously written-down up to a maximum of the original cost. However, there has been no such write-down reversals in any of the periods presented. Such write-down reversals would not be recorded for US GAAP purposes in accordance with paragraph 5 of Statement 3 of Chapter 4 of ARB 43, and would result in an adjustment in our reconciliation of net income and shareholders’ equity from IFRS to US GAAP.

Earnings per Share, page F-68

16.	Comment: It appears that diluted earnings per ordinary share related to interest expense assuming conversion of the convertible debt should be reflected in diluted earnings per share from income before loss from discontinued operations and cumulative effect of changes in accounting principle. Please tell us why your presentation of diluted earnings per share complies with SFAS 128 or revise your disclosure in future filings as appropriate.

Response: We agree that diluted earnings per ordinary share related to interest expense assuming conversion of the convertible debt should be reflected in diluted earnings per share from income before loss from discontinued operations and cumulative effect of changes in accounting principle. We will revise our disclosure in future filings.

17.	Comment: In future filings please disclose why the weighted average number of diluted ordinary shares outstanding differs from the weighted average determined under IFRS.

Response: In future filings we will disclose why the weighted average number of diluted ordinary shares outstanding differs from the weighted average determined under IFRS.

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

Statements of Comprehensive Income, page F-70

18.	Comment: It appears that your accounting policies for financial instruments under US GAAP are the same as those under IFRS except with respect to the date purchases and sales are recognized. If true, please confirm to us that our understanding is correct and explain to us why accumulated comprehensive income amounts disclosed on page 70 differ from the amounts reflected on page 26 in Note 15. If there are other differences in your accounting for financial instruments under US GAAP and IFRS, please tell us what the differences are and how the effects of the differences are reflected in the reconciliations to US GAAP on page F-66.

Response: Our accounting policies for financial instruments under US GAAP are the same as those under IFRS, including with respect to the date purchases and sales are recognized. The amounts presented under the captions “derivative instruments” and “unrealized loss on securities” in accumulated comprehensive income on page F-70 differ from the amounts presented in “other reserves” on page F-26 in note 15. The amounts on page F-70 are maintained at historical exchange rates with the effect of exchange rates fluctuations recognized in the changes in unrealized foreign exchange gains and losses. The amounts on page F-26 in other reserves for IFRS purpose are recorded at the closing exchange rates. This difference is not reflected in the reconciliation of shareholders’ equity to US GAAP because it is the result of a reclassification between two components of shareholders’ equity.

Long-Lived Asset Impairment and Disposal, page F-71

19.	Comment: Please tell us why the differences between impairment losses recognized under US GAAP and impairment losses recognized under IFRS disclosed on page F-23 in Note 10 do not agree to the adjustments reflected in the reconciliation of net income on page F-66. If related to differences in depreciation, please consider revising your disclosure in Note g on page F-74 in future filings as appropriate.

Response: The differences between impairment losses recognized under US GAAP and IFRS disclosed on page F-23 in note 10 do not agree to adjustment g in the reconciliation of net income to US GAAP on page F-66 because this adjustment includes differences in depreciation and differences in gains (losses) on disposals of fixed assets. Both differences result from dissimilarity in the carrying amount of fixed assets under US GAAP and IFRS due to differences in impairment losses recognized under US GAAP and IFRS. Additionally, for fiscal 2004, an impairment loss difference was recorded as part of the purchase accounting adjustment described in note a-3 on page F-63. We will revise our disclosure in future filings.

Discontinued Operations, page F-72

20.	Comment: In fiscal 2003 you closed 44 Food Lion and Kash n’ Karry stores which are presented as discontinued operations in accordance with SFAS 144 for US GAAP purposes. Please explain to us why these stores are not classified as discontinued operations under IFRS.

Response: Under US GAAP, in accordance with the requirements of paragraph 41 of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), the 44 Food Lion and Kash n’ Karry Stores each represent a component of Delhaize Group. The 44 Food Lion and Kash n’ Karry stores closed in 2003 qualified as discontinued operations, because both conditions prescribed by paragraph 42 of SFAS 144 were met. The

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

conditions are (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Under IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations,” a component of an entity that has been disposed of should be presented as discontinued operation only if it (i) represents a major line of business or geographical area of operations, (ii) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or, (iii) is a subsidiary acquired exclusively with a view to resale. The 44 Food Lion and Kash n’ Karry stores closed in 2003 were individual underperforming stores located in different areas and therefore did not qualify as discontinued operations under IFRS.

Goodwill and Other Intangible Assets, page F-73

21.	Comment: Please tell us each of the differences and their amounts between the carrying value of trade names and intangible assets with finite lives under US GAAP and IFRS. Please also explain to us how the differences are reflected in the reconciliation of shareholders’ equity to US GAAP on page F-66.

Response: The differences between the carrying value of trade names and intangible assets with finite lives under US GAAP and IFRS for fiscal 2005 are as follows:

	Reconciliation reference	Trade names	Favorable lease rights	Software	Other
Net carrying amount-IFRS page F-19		402.1	167.9	77.3	27.9
1) Amortization	a-1/d	(7.5)	—	—	—
2) Purchase accounting adjustments	a-3	9.7	(12.1)	—	(0.6)
3) Impairment	g	—	—	—	1.9
4) Closed store provision	k	—	—	—	6.0

Net carrying amount-US GAAP page F-74		404.3	155.8	77.3	35.2

1)	As described in note d in page F-63, we ceased amortizing trade names under US GAAP upon adoption of SFAS 142 on January 1, 2002. Under IFRS, trade names are not amortized. Upon first-time adoption of IFRS, the accounting policy was applied retrospectively to all trade names existing at the date of transition (January 1, 2003). For IFRS, we reversed all accumulated amortization related to trade names, resulting in a higher carrying value under IFRS than US GAAP. In the reconciliation of Shareholders’ Equity to US GAAP on page F-66, the amount of EUR (7.5) million is made up of two

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

components: EUR 10.3 million and EUR (17.8) million. The amount of EUR 10.3 million is included in reconciling adjustment a of EUR 95.7 million (as described in note a-1 on page F-62) and represents one year of additional amortization under Belgian GAAP, prior to the transition to IFRS on January 1, 2003, as we ceased amortizing goodwill and intangible assets with indefinite lives on January 1, 2002 under US GAAP . The amount of EUR (17.8) million corresponds to the reconciling adjustment d and represents the reversal of trade name amortization from the date of acquisition of the trade names, including the amount of EUR 10.3 million included in adjustment a, until the date of transition to IFRS. In future filings, we will present these two components combined in adjustment d.

2)	These amounts represent the adjustments to trade names and intangible assets with finite lives described in note a-3 on page F-63. Under Belgian GAAP, prior to the transition to IFRS on January 1, 2003, purchase accounting adjustments were not permitted in financial statements subsequent to the year of acquisition. Under IFRS, we elected not to apply IFRS 3 retrospectively and did not restate business combinations that occurred before January 1, 2003. Under US GAAP, purchase accounting adjustments are allowed for up to one year following an acquisition. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002, which resulted in an increase in goodwill and a net decrease in other intangible assets and tangible assets.

3)	This amount represents the adjustment to other intangible assets described in note g in page F-64 (i.e., the difference between IFRS and US GAAP in testing assets for impairment).

4)	This amount represents a restructuring provision for a store that we acquired and immediately closed. Under IFRS, we have not recognized this provision in the acquisition cost. Per IFRS 3, “Business Combinations”, paragraph 41 (a), the obligation should be recognized as liabilities assumed and included in the acquisition cost only when the acquiree has, at the acquisition date, recognized the existing liability for restructuring in accordance with IAS 37. Under US GAAP, we recognized the provision in the acquisition cost. In accordance with EITF 95-3, the obligation should be recognized as liabilities assumed and included in the acquisition cost, regardless of whether the acquiree had previously recognized the liability. The resulting effect on goodwill of recognizing the liability under US GAAP should have been recorded in goodwill instead of other intangible assets. We concluded that the effects of this error are not significant, qualitatively or quantitatively.

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

Benefit Plans, page 75

22.	Comment: Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response: Two of our defined benefit plans have plan assets. The Delhaize Belgium plan and the Hannaford plan. The market-related value of both plans’ assets is determined using the fair market value method. We will disclose how we determine the market-related value of plan assets in future filings in accordance with paragraph 12 of APB 22.

23.	Comment: Please tell us whether the differences in amounts of pension expense and net pension liabilities recognized under US GAAP as compared to the amounts recognized under IFRS as disclosed in the tabular presentations on page F-37 and F-38 should reconcile to the adjustments related to pension plans in the reconciliations to US GAAP on page F-65. If so, please tell us how to derive and/or reconcile the amounts of the adjustments for each year presented using the amounts disclosed in the tabular presentations of pension costs and net pension liabilities under IFRS and US GAAP. Please also tell us how to derive and/or reconcile the minimum pension liability for each year presented under US GAAP in the presentation on page F-75 to the net pension liability and the additional pension liability amounts included in the statements of comprehensive income on page F-70. In that regard, it appears that the minimum pension liability, net of taxes, reflected in stockholders’ equity disclosed on page F-70 exceeds the amounts of the minimum pension liability reflected in stockholders’ equity disclosed on page F-75.

Response: The differences in amounts of pension expense and net pension liabilities recognized under US GAAP as compared to the amounts recognized under IFRS as disclosed in the tabular presentations on page F-37 and F-38 can be reconciled to the adjustments related to pension plans in the reconciliations to US GAAP on page F-66 as follows:

	Pension expense			Net pension liability
	2005	2004	2003	2005	2004	2003
IFRS amount per p. F-37/F-38	12.7	11.6	11.2	61.2	60.1	63.9
US GAAP amount per F-75	14.1	13.7	13.9	21.8	21.9	21.4
1) correction of US GAAP amount	1.1	—	—	—	—	—

US GAAP amount as corrected	15.2	13.7	13.9	21.8	21.9	21.4

Difference between IFRS and US GAAP (as corrected)	(2.5)	(2.1)	(2.7)	39.4	38.2	42.5
2) Effect of minority interests	0.1	0.1	0.2	(2.2)	(2.9)	(3.1)
3) purchase accounting – companies in Greece	—	—		0.8	1.4	1.4
4) Amount recognized in other comprehensive income	—	—		(22.5)	(20.3)	(24.7)
5) rounding	(0.2)	(0.1)	—	0.1	—	—

Difference per reconciliation table on page F-66	(2.6)	(2.1)	(2.5)	15.6	16.4	16.1

1)	The pension expense presented in page F-75 was not accurate for the plans outside the United States for fiscal 2005. The amount of pension expense reported in the income statement prepared in accordance with US GAAP is correctly stated. We believe that this amount represents an immaterial error in disclosure and we will revise the disclosure in future filings.

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

2)	The amounts presented in the table on page F-75 are before deducting minority interests. The amounts presented in the reconciliation tables on page F-66 are net of minority interests. Minority interests relate to our Greek subsidiary Alfa-Beta, which has an unfunded defined benefit post-employment plan as described on page F-36.

3)	These amounts represent pension liabilities recorded as part of the acquisition of two companies in Greece.

4)	The amounts presented in the reconciliation tables on page F-66 are net of the amounts recorded in accumulated other comprehensive income adjustments under US GAAP.

The minimum pension liability presented on page F-75 can be reconciled to the net pension liability presented in the statements of comprehensive income on page F-70 as follows:

	2005	2004	2003
Accumulated other comprehensive income adjustments per page F-75	22.5	20.3	24.7
1) Effect of exchange rate differences	8.4	11.5	9.9
2) Tax effect	(12.3)	(12.6)	(13.6)
3) Misclassification	28.5	28.5	28.5

Net pension liability per page F-70	47.1	47.7	49.5

1)	The accumulated other comprehensive income adjustments presented on page F-75 are translated into euros using the closing rate. The amounts presented in the statements of other comprehensive income are maintained at historical rates.

2)	The accumulated other comprehensive income adjustments presented in page F-75 are presented before tax. The amounts presented in the statements of other comprehensive income are net of tax.

3)	The net pension liability presented in the statements of comprehensive income inappropriately includes an amount of EUR 28.5

Mr. James A. Allegretto

U.S. Securities and Exchange Commission

million. This is a misclassification between retained earnings and accumulated other comprehensive income that is solely reflected in the statements of comprehensive income on page F-70. The reconciliation of shareholders’ equity to US GAAP on page F-66, the condensed consolidated balance sheets on page F-67 and the statement of changes in shareholders’ equity on page F-70 are correctly stated because the balances are condensed. We will revise the table in future filings.

Stock Based Compensation, page F-75

24.	Comment: In future filings please disclose the current intrinsic value of fully vested awards outstanding and exercisable and compensation cost not yet recognized related to nonvested awards and the weighted average period over which it is expected to be recognized. Refer to paragraphs A240(d) and A240(h) of SFAS 123R.

Response: In future filings we will disclose the current intrinsic value of fully vested awards outstanding and exercisable and compensation cost not yet recognized related to nonvested awards and the weighted average period over which it is expected to be recognized.

* * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +32 2 412 21 06 or Arthur Goss, Chief Accounting Officer, at +32 2 412 21 66.

Sincerely,

/s/ Craig Owens
Craig Owens
Chief Financial Officer

Annex A

Bedrijfsrevisoren / Reviseurs d’Entreprises Lange Lozanastraat 270 B/2018 Antwerpen Belgium

Tel: +32(3) 8008800 Fax: +32 (3) 8008801 http://www.deloitte.be
Via Express Mail Ms. Sarah Williams Division of Registration and Inspections Public Company Accounting Oversight Board 1666 K Street, NW Washington, DC 20006-2803 United States

	Your Reference	Our Reference
29 September 2005		REV/FJV/ks

Dear Ms. Williams

I am a partner of BV o.v.v.e. CVBA Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises SC s.f.d. SCRL responsible with oversight of regulatory matters. In this capacity, I am writing to inform you that as of 1 June 2005, the firm which was originally registered with the Public Company Accounting Oversight Board as BV o.v.v.e. CVBA Deloitte & Touche Bedrijfsrevisoren / Reviseurs d’Entreprises SC s.f.d. SCRL, and whose registration was accepted on 19 July 2004, has changed its name to BV o.v.v.e. CVBA Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises SC s.f.d. SCRL.

In addition, as of 1 June 2005, BV o.v.v.e. CVBA Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises SC s.f.d. SCRL merged with BV o.v.v.e. CVBA Deloitte & Partners Bedrijfsrevisoren/ Reviseurs d’Entreprises SC s.f.d. SCRL (which was included in the list of associated entities in our original application), with BV o.v.v.e. CVBA Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises SC s.f.d. SCRL as the surviving entity.

Also, I will serve as your primary contact for future inquiries – replacing Mr. Philippe Roelants, the partner who signed our original application.

If you have any questions, please contact me at +32 3 800 88 53.

Very truly yours

/s/ Frank Verhaegen
Frank Verhaegen
President Board of Directors

Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises BV o.v.v.e. CVBA/SC s.f.d. SCRL

Burgerlijke vennootschap onder de vorm van een coöperatieve vennootschap met beperkte aansprakelijkheid / Société civile sous forme d’une société coopérative à responsabilité limitée

Registered Office: Louizalaan 240 Avenue Louise, B-1050 Brussels

VAT BE 0429.053.863 - RPR Brussel/RPM Bruxelles - Fortis 230-0046561-21